Exhibit 1.1

chinadotcom Subsidiary Completes Transaction of Strategic Investment in 17game

Hong Kong March 02, 2004 chinadotcom corporation (NASDAQ: CHINA; website: www.corp.china.com), a leading integrated enterprise software and mobile applications company in China and internationally, today announced that a subsidiary of its mobile and portal unit, hongkong.com Corporation (“hongkong.com”) completed its strategic investment in a profitable Beijing-based online games company, Beijing 17game Network Technology Co. Ltd (“17game”).

“Following the announcement of our strategic investment in 17game on February 12, 2004, we are pleased to see the progress made with the completion of the transaction within two weeks time,” said John Xiao, CEO of hongkong.com. “As online game revenues in China are expected to reach US$1.5 billion annually by 2008, 17game provides a roll-out platform for our expansion in the high growth online games sector in China. In addition, leveraging the existing vertical online game channel of our www.china.com portal and our strong distribution network with the mobile operators, particularly at the provincial level, the strategic investment in 17game should enable us to expand our online gaming business using our scalable platform.”

17game has a track record in launching and distributing successful online games in the China market. Currently, 17game operates an online game which is considered by an IT magazine in PRC to be one of the top 10 online games in the China market and is expected to launch a new online game, Yulgang, this year. It also plans to add another online game to its portfolio that was ranked within the top five online games by a Korean online game magazine in the Korean online games market, in terms of total aggregate play-time, among all commercialized online games and online games in testing phases. 17game has a well-established distribution network across China for the games it licenses, including Internet cafes, software distributors, bookstores and department stores.

The contemplated transaction is expected to enable hongkong.com to ultimately acquire a controlling position in 17game over time with consideration to be paid on an earn-out formula based on a single digit earnings multiple over the next two years.

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About chinadotcom corporation

chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com) is a leading integrated enterprise software and mobile applications company focused on China and internationally. The company has over 1,400 employees with operations in over 14 countries.

CDC Software, a wholly owned subsidiary, is focused on providing Enterprise Resource Planning (“ERP”) software and solutions in China, as well as internationally. Recently it completed the acquisition of a controlling stake in Industri-Matematik International (“IMI”), an international provider of mission critical SCM software for multinationals and large enterprises, based in New Jersey, U.S. with key operations in the U.S and Europe. It also owns Executive Suite, a sophisticated Business Intelligence (“BI”) tool with advanced financial analytics functionality based on Microsoft technology, and has invested in CIP Software, a European-based software company with exclusive distribution rights for Executive Suite in Europe, the Middle East and Africa. In addition, the company has established strategic partnerships with leading international software vendors to localize and resell their software products throughout the Asia Pacific region. It currently has over 2,300 enterprise customers in China and internationally. The company intends to acquire Ross Systems, Inc. (“Ross”), a NASDAQ-listed global provider of enterprise software for process manufacturers based in Atlanta, Georgia, U.S. with significant subsidiary operations in Western Europe. The acquisition of Ross is subject to Ross’ shareholder approval and certain regulatory approvals. On February 25, 2004, the company completed the acquisition of Pivotal Corporation, a NASDAQ-listed Customer Relationship Management company with clients worldwide based in Vancouver, Canada.

CDC’s Mobile Applications and Portal Operations are focused on rapid growth in the mobile applications market internationally. The Unit offers consumer-based and enterprise-based SMS and mobile application software development services in China and Korea. Paid subscriptions in China reached 5.53 million as of December 31st, 2003, with direct connectivity with local mobile operators in 27 provinces. Recently launched services include China News SMS, Business Elite (business, finance and market information), Military SMS, enhanced free and paid mail services, and the popular X-City I and X-City II services. In addition to SMS services, the Unit also launched IVR services in China. The Unit’s Korean operation develops cutting-edge CDMA-based mobile applications and establishes partnerships between leading Korean content, games and services developers and our China-based SMS platform. Beyond China and Korea, the Unit aims to expand its mobile service and applications internationally through partnerships with global mobile applications and technology providers. Recently, chinadotcom reorganized its mobile applications and portal Unit as a wholly owned subsidiary, chinadotcom Mobile Interactive Corporation (“CDC Mobile”).

CDC Outsourcing, a wholly owned subsidiary, aims to take advantage of the global trend of companies looking to outsource to China by positioning its CMM (Capability Maturity Model) Level 3 certified Software Development Center’s capabilities as an outsourcing conduit for economical, high-quality software development for the large customer base of our acquired companies. Its current outsourcing capability includes operations in the United Kingdom, Australia, and the US, with some 350 consultants, complemented by a partnership with vMoksha in India with over 500 more outsourcing staff servicing software companies internationally.

For more information about chinadotcom corporation, please visit the website http://www.corp.china.com.

Forward Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on chinadotcom management’s current expectations and are subject to risks and uncertainties and changes in circumstances. All forward-looking statements included in this press release are based upon information available to chinadotcom as of the date of the press release, and it assumes no obligation to update or alter its forward looking statements whether as a result of new information, future events or otherwise. Further information on risks or other factors that could affect chinadotcom’s results of operations is detailed in its filings or submissions with the United States Securities and Exchange Commission, including the Annual Report for the year ended December 31, 2002 on Form 20-F/A filed on January 20, 2004 and the Form 6-K submitted on February 12, 2004 which contain revised and updated sections of the Form 20-F/A.

For further information, please contact:

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Media Relations

Jane Cheng, Public Relations Manager
Tel : (852) 2961 2750
Fax : (852) 2571 0410
e-mail : jane.cheng@hk.china.com

Investor Relations

Craig Celek, Vice President, Investor Relations
Tel: 1-212-661-2160
Fax: 1-973-591-9976
e-mail: craig.celek@hk.china.com

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